Risks related to the Merger
The exchange ratio is not adjustable based on the market price of Castlight Class B common stock, so the merger consideration at the time of the completion of the merger may have a greater or lesser value than at the time the merger agreement was signed.
The merger agreement has set the exchange ratio for the Jiff Securities, and the exchange ratio is only adjustable upward or downward if the outstanding Jiff Securities changes based upon certain events, prior to completion of the merger. See the section entitled “The Merger Agreement—Merger Consideration.” However, the estimated exchange ratio calculation contained herein is based upon Jiff’s capitalization immediately prior to the date of this joint proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Jiff Capital Stock prior to the completion of the merger. Any changes in the market price of Castlight Class B common stock before the completion of the merger will not affect the number of shares Jiff Equity Holders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Castlight Class B common stock declines from the market price on the date the merger agreement was executed, Jiff Equity Holders could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger the market price of Castlight Class B common stock increases from the market price on the date the merger agreement was executed, Jiff Equity Holders could receive merger consideration with considerably more value for their shares of Jiff Capital Stock than the parties had negotiated for in the establishment of the exchange ratio. The merger agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the value of Castlight Class B common stock, for each one percentage point that the market value of Castlight Class B common stock rises or declines, there is a corresponding 1.0% rise or decline, respectively, in the value of the total merger consideration issued to Jiff Equity Holders.
Some Castlight and Jiff officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.
Certain officers and directors of Castlight and Jiff have interests in the merger that are different from yours.
In connection with the completion of the merger, Giovanni Colella, the Chief Executive Officer of Castlight will become the Executive Chairman of Castlight and John C. Doyle, the President and Chief Operating Officer of Castlight, will become the Chief Executive Officer of Castlight and a member of the Castlight Board. In addition, Bryan Roberts, Chairman of the Castlight Board prior to the completion of the merger, is Partner at Venrock, which beneficially owns approximately 16% of Castlight’s total issued and outstanding capital stock. Venrock also owns approximately 18% of the total issued and outstanding Jiff Capital Stock. The Castlight Board appointed a Special Committee (comprised solely of disinterested directors) to which it delegated the full and exclusive power, authority and discretion of the Castlight Board to evaluate, assess, and approve the Jiff transaction on its behalf.
All of Jiff’s executive officers and certain of its directors have options, subject to vesting, to purchase shares of Jiff common stock which shall be converted into and become options to purchase shares of Castlight Class B common stock. Derek Newell, a member of the Jiff Board and the Chief Executive Officer of Jiff, will become the President of Castlight and a member of the Castlight Board, and James Currier, a member of the Jiff Board, will become a member of the Castlight Board. Other interests of the Jiff directors and officers include, among others, arrangements that provide for severance payments to certain of Jiff’s executive officers upon a change of control pursuant to the terms of their respective employment agreements or offer letters; payments to certain of the Jiff officers and directors entitled to receive a pro rata portion of the Jiff Series A preferred stock liquidation preference upon the completion of the merger; and rights to indemnification that will survive the completion of the merger.

These interests, among others, may influence the officers and directors of Castlight and Jiff to support or approve the merger. See the section entitled “The Merger—Interests of Certain Castlight Persons in the Merger” and “The Merger—Interests of Certain Jiff Persons in the Merger.”
There is no assurance when or if the merger will be completed. Any delay in completing the merger may substantially reduce the benefits that Castlight and Jiff expect to obtain from the merger.
Completion of the merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement. There can be no assurance that Castlight and Jiff will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger.” If the merger and the integration of the companies’ respective businesses are not completed within the expected timeframe, such delay may materially and adversely affect the synergies and other benefits that Castlight and Jiff expect to achieve as a result of the merger and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the merger.
Castlight and Jiff can agree at any time to terminate the merger agreement, even if Castlight stockholders have already adopted the merger agreement and thereby approved the merger and the other transactions contemplated by the merger agreement. Castlight and Jiff can also terminate the merger agreement under other specified circumstances. See the section entitled “The Merger Agreement—Termination of the Merger Agreement.”
Castlight is expected to incur substantial expenses related to the merger and the integration of Jiff.
Castlight is expected to incur substantial expenses in connection with the merger and the integration of Jiff. Additionally, in connection with the plan to integrate the operations of Castlight and Jiff, Castlight expects to incur various nonrecurring expenses, such as costs associated with systems implementation, retention bonuses, severance, early termination penalties related to retiring debt and other costs related to exit or disposal activities. Castlight is not able to determine the exact timing, nature and amount of these expenses as of the date of this joint proxy statement/prospectus/information statement. However, these expenses could have an adverse effect on the financial condition or results of operations of Castlight and Jiff during the period in which they are recorded, as well as those of the combined company following the completion of the merger. Although Castlight and Jiff expect that the realization of efficiencies related to the integration of the businesses may offset incremental transaction, merger-related and restructuring costs over time, Castlight and Jiff cannot give any assurance that this net benefit will be achieved in the near term, or at all.
Covenants in the merger agreement place certain restrictions on Jiff’s conduct of business prior to the completion of the merger.
The merger agreement restricts Jiff from taking certain specified actions with respect to the conduct of its business without Castlight’s consent while the merger is pending. These restrictions may prevent Jiff from pursuing otherwise attractive business opportunities or other capital structure alternatives and making other changes to its business or executing certain of its business strategies prior to the completion of the merger.
The announcement and pendency of the merger could have an adverse effect on Castlight’s and/or Jiff’s business, financial condition, results of operations or business prospects.
The announcement and pendency of the merger could disrupt Castlight’s and/or Jiff’s businesses in the following ways, among others:

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 Castlight’s and/or Jiff’s employees may experience uncertainty regarding their future roles in the combined company, which might adversely affect Castlight’s and/or Jiff’s ability to retain, recruit and motivate key employees and executives;

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the attention of Castlight’s and/or Jiff’s management may be directed towards the completion of the merger and other transaction-related considerations and may be diverted from the day-to-day business operations of Castlight and/or Jiff, as applicable, and matters related to the merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Castlight and/or Jiff, as applicable; and

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customers, partners and other third parties with business relationships with Castlight and/or Jiff may decide not to renew or may decide to seek to terminate, change and/or renegotiate their relationships with Castlight and/or Jiff as a result of the merger, whether pursuant to the terms of their existing agreements with Castlight and/or Jiff or otherwise.

Any of these matters could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of, Castlight and/or Jiff.
The merger agreement contains provisions that limit Jiff’s ability to pursue alternatives to the merger, which could discourage a potential acquirer of Jiff from making an alternative transaction proposal.
The merger agreement contains provisions that make it more difficult for Jiff to sell its business to a party other than Castlight. These provisions include a general prohibition on Jiff soliciting any acquisition proposal or offer for a competing transaction. See the section entitled “The Merger Agreement—Agreement Not to Solicit Other Offers.”
While Jiff believes these provisions and agreement are reasonable and customary, the provisions might discourage a third party that has an interest in acquiring all or a significant part of Jiff from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration
In addition, certain 5% stockholders, directors and executive officers of Jiff, holding approximately (a) 74.3% of Jiff Capital Stock (voting together as a single class on an as converted basis), (b) 22.2% of the outstanding shares of Jiff common stock, and (c) 75.2% of the outstanding shares of Jiff preferred stock and Jiff starter stock (voting together as a single class on an as converted basis), entered into stockholder agreements with Castlight, pursuant to which such holders have agreed to vote in favor of the adoption of the merger agreement and approval of the principal terms of the merger, and against or, in the case of a written consent, to withhold their consent with respect to any competing transaction.
The current ownership and voting interests of Jiff stockholders and Castlight stockholders will be diluted by the merger.
The completion of the merger and the issuance of Castlight Class B common stock as part of the merger consideration will dilute the ownership position of current Castlight stockholders and result in Jiff stockholders having an ownership stake in Castlight that is smaller than their current stake in Jiff. Upon completion of the merger, it is estimated that current continuing Castlight stockholders will own approximately 80% and former Jiff stockholders will own approximately 20% of the fully diluted shares of Castlight Class A and Class B common stock immediately after the transaction. The estimated ownership position of continuing Castlight stockholders may be further diluted by the potential issuance of additional shares of Castlight Class B common stock as part of the contingent consideration upon the occurrence of certain future events. Consequently, Castlight stockholders and Jiff stockholders, as a general matter, will have less influence over the management and policies of Castlight after the effective time of the merger than they currently exercise now over the management and policies of Castlight and Jiff, respectively.
Failure to complete the merger could negatively affect the value of Castlight Class B common stock and the future business and financial results of both Castlight and Jiff.
If the merger is not completed, the ongoing businesses of Castlight and Jiff could be adversely affected and each of Castlight and Jiff will be subject to a variety of risks associated with the failure to complete the mergers, including without limitation the following:

•	diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the merger;

•	reputational harm due to the adverse perception of any failure to successfully complete the merger; and

•	having to pay certain costs relating to the merger, such as legal, accounting, financial advisory, filing and printing fees.
If the merger is not completed, these risks could materially affect the market price of Castlight Class B common stock and the business and financial results of both Castlight and Jiff.
There has been no public market for Jiff common stock and the lack of a public market makes it difficult to determine the fair market value of Jiff.
The outstanding Jiff Capital Stock is privately held and is not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of Jiff than if Jiff common stock were traded publicly. The value ascribed to Jiff’s securities in other contexts may not be indicative of the price at which Jiff common stock may have traded if it were traded on a public market. Because the merger consideration to be paid to Jiff Equity Holders was determined based on negotiations between the parties, it may not be indicative of the price at which Jiff common stock may have traded if it were traded on a public market, and it is possible that the value of the Castlight Class B common stock to be received by Jiff stockholders will be less than the fair market value of Jiff, or Castlight may pay more than the aggregate fair market value for Jiff.
The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes or other causes.
In general, Castlight may refuse to complete the merger if there is a material adverse effect (as defined in the merger agreement) affecting Jiff prior to the completion of the merger. Likewise, Jiff may refuse to complete the merger if there is a material adverse effect (as defined in the merger agreement) affecting Castlight prior to the completion of the merger. However, some types of changes do not permit either party to refuse to complete the merger, even if such changes would have a material adverse effect on Castlight or Jiff. If adverse changes occur but Castlight and Jiff must still complete the merger, the market price of Castlight Class B common stock may suffer. For a more complete discussion of what constitutes a material adverse effect on Castlight or Jiff under the merger agreement. Likewise, Jiff may refuse to complete the merger if there is a material adverse effect (as defined in the merger agreement) affecting Castlight prior to the completion of the merger. See the section entitled “The Merger Agreement—Representations and Warranties.”

A portion of the merger consideration is contingent on the occurrence of certain events in the future.
Castlight has agreed to pay certain additional consideration to holders of outstanding Jiff Capital Stock (other than Jiff Series A preferred stock) and employees who, immediately following the completion of the merger, shall be an employee of Jiff, Castlight or any subsidiary of Castlight and hold outstanding options to purchase shares of Jiff common stock that is contingent upon the occurrence of certain events in the future, subject to the terms and conditions set forth in the merger agreement. These holders will receive their proportional share of an aggregate of 1,000,000 shares of Castlight Class B common stock if the Jiff business achieves at least $25 million in revenue in 2017 and an aggregate of 3,000,000 shares of Castlight Class B common stock if the Jiff business achieves at least $25 million in net new bookings during 2017 for their Jiff Securities other than Jiff Series A preferred stock. There can be no assurance that any of the foregoing contingencies or future events will occur or be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these contingencies or future events from occurring or being satisfied.
In addition, for a period of 12 months after the completion of the merger, Castlight has the right to setoff certain indemnification claims against the contingent consideration in certain circumstances. See the section entitled “The Merger Agreement—Indemnification.” Accordingly, there can be no guarantee with respect to whether or when any of the contingent consideration will be paid to the applicable Jiff stockholders and holders of vested Jiff options, if at all. As a result, the exact amounts of shares of Castlight Class B common stock that such Jiff stockholders and holders of vested Jiff options will be entitled to receive as part of the total merger consideration will not be determined until subsequent to the completion of the merger.
The consideration payable in connection with the merger is subject to indemnification claims, an escrow fund and an expense fund.
Pursuant to the merger agreement, the Jiff stockholders shall severally (according to their respective pro rata shares) but not jointly, indemnify and hold harmless Castlight and its related parties for certain indemnifiable matters provided in the merger agreement. In connection with the merger, an escrow amount, as well as an expense fund, will be withheld from the consideration to be paid at the completion of the merger to serve as partial security for such indemnification obligations of the Jiff stockholders. The escrow amount not already used to satisfy indemnification claims resolved in favor of Castlight and its related parties shall be distributed on the date that is 12 months after the completion of the merger, subject to amounts held in reserve for indemnification claims which remain pending, if any, and except as otherwise provided in the merger agreement. See the section entitled “The Merger Agreement—Indemnification.”
The market price of Castlight Class B common stock following the merger may decline as a result of the merger.
The market price of Castlight Class B common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the prospects of the combined company’s business and prospects from the merger;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Castlight stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.
If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Castlight stockholders will have experienced substantial dilution of their ownership interests in Castlight without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.
Risks related to the Combined Company
In determining whether you should approve the merger agreement, the principal terms of the merger, the issuance of shares of Castlight Class B common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors—Risks Related to the Merger,” “Risk Factors—Risks Related to Castlight” and “Risk Factors—Risks Related to Jiff,” which will also apply to the combined company.
The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.
The combined company will incur significant legal, accounting and other expenses that Jiff did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and the New York Stock Exchange. Executive officers and other personnel of the combined company will need to devote substantial time to these rules and regulations. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some other activities more time-consuming and costly. These rules and regulations may also make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.
The unaudited pro forma condensed combined financial data for the combined company included in this joint proxy statement/prospectus/information statement is preliminary, and the combined company’s actual financial position and operations after the merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus/information statement.
The unaudited pro forma financial data for the combined company included in this joint proxy statement/prospectus/information statement is presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial position or operations. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this joint proxy statement/prospectus/information statement. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record Jiff identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Jiff as of the date of the completion of the merger. Further, the combined company expects to recognize a significant amount of additional goodwill in the merger. The goodwill and intangible assets acquired will be subject to annual impairment assessments and a material charge may be necessary if the results of operations and cash flows are unable to support the goodwill and intangible asset values subsequent to the merger. In addition, following the completion of the merger, a more comprehensive review of Jiff’s accounting policies will be performed, which may identify differences among the accounting policies of Castlight and Jiff that, when conformed, could have an impact on the unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus/information statement. For more information see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The prospective financial forecasts for Jiff and Castlight included in this joint proxy statement/prospectus/information statement reflect Jiff’s and Castlight’s management estimates and Jiff’s and Castlight’s actual performance may differ materially from the prospective financial forecasts included in this joint proxy statement/prospectus/information statement.
The prospective financial forecasts for Jiff and Castlight included in this joint proxy statement/prospectus/information statement are based on assumptions of, and information available to, Jiff and Castlight at the time such prospective financial forecasts were prepared and may not be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Jiff’s and Castlight’s control. Further, prospective financial forecasts of this type are based on estimates and assumptions that are inherently subject to factors such as company performance, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Jiff and Castlight, including the factors described in this section and the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” which factors and changes may cause the prospective financial forecasts or the underlying assumptions not to be realized. As a result of these contingencies, there can be no assurance that the prospective financial forecasts of Jiff and Castlight will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the inclusion of the prospective financial forecasts of Jiff and Castlight in this joint proxy statement/prospectus/information statement should not be regarded as an indication that Jiff, Castlight, their respective affiliates or representatives or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.
The prospective financial forecasts were not prepared with a view toward public disclosure or toward compliance with U.S. GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.
Following the merger, the combined company may be unable to integrate successfully the businesses of Castlight and Jiff and realize the anticipated benefits of the merger.
The merger involves the combination of two companies which currently operate as independent companies. Following the merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of Castlight and Jiff in a manner that permits the combined company to achieve the synergies anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the combined company;

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.
In addition, Castlight and Jiff have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain relationships with customers, partners and employees or its ability to achieve the anticipated benefits of the merger, or could reduce the earnings or otherwise adversely affect the business and financial results of the combined company. Moreover, in addition to the combined company’s failure to realize the anticipated benefits of any acquisition, including its revenues or return on investment assumptions, the combined company may be exposed to unknown liabilities or impairment charges as a result of acquisitions it does complete.
Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company’s stockholders to replace or remove the combined company’s management.
Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a prohibition on actions by written consent of the combined company’s stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because Castlight, the parent company of the combined company, is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Castlight and Jiff believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.
Castlight and Jiff do not anticipate that the combined company will pay any cash dividends in the foreseeable future.
The current expectation is that the combined company will retain its future earnings to fund the operations and expansion of the combined company’s business. As a result, capital appreciation, if any, of the Castlight Class B common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.
Future sales of shares by existing stockholders could cause the combined company stock price to decline.
If existing stockholders of Castlight and Jiff sell, or indicate an intention to sell, substantial amounts of the Class B common stock of the combined company in the public market after the post-merger legal restrictions on resale discussed in this joint proxy statement/prospectus/information statement lapse, the trading price of the Castlight Class B common stock of the combined company could decline. Based on shares outstanding as of February 21, 2017 and the estimated shares expected to be issued upon completion of the merger (without giving effect to any adjustments), the combined company is expected to have outstanding a total of approximately 76.1 million shares of Castlight Class B common stock immediately following the completion of the merger. Approximately 27.2 million of such shares of Castlight Class B common stock shall be subject to lock-up agreements and will become freely tradable on the date that is the earlier of (i) 90 days following the completion of the merger or (ii) July 2, 2017. Approximately 48.8 million of such shares of Castlight Class B common stock will be freely tradable, without restriction, in the public market immediately following the completion of the merger. Approximately 22.0 million of such shares of Castlight Class B common stock will be held by directors and executive officers of the combined company and other affiliates, and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, shares of Castlight Class B common stock that are subject to outstanding Jiff options will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares of Castlight Class B common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of Castlight Class B common stock of the combined company could decline.
The ownership of Castlight Class A and Class B common stock of the combined company will be initially highly concentrated, and may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company stock price to decline.
Based on shares outstanding as of February 21, 2017, executive officers and directors of the combined company and their affiliates are expected to beneficially own or control approximately 34.6% of the outstanding shares of the Castlight Class A and Class B common stock of the combined company following the completion of the merger. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined company, even if such a change of control would benefit the other stockholders of the combined company. The significant concentration of stock ownership may adversely affect the trading price of Castlight Class B common stock of the combined company due to investors’ perception that conflicts of interest may exist or arise.
Because the merger will result in an ownership change under Section 382 of the Code for Jiff, Jiff’s pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitation or elimination. The net operating loss carryforwards and certain other tax attributes of Castlight and of the combined company may also be subject to limitations as a result of ownership changes.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points by value over a rolling three-year period. Similar rules may apply under state tax laws. The merger will result in an ownership change for Jiff and, accordingly, Jiff’s net operating loss carryforwards and certain other tax attributes will be subject to limitation after the merger.  In addition, the merger, taken into account together with other transactions during a three-year “testing period” under Section 382 (including the public offering of Castlight’s stock), may result in an ownership change with respect to Castlight, and as a result, the net operating loss carryforwards and certain other tax attributes of Castlight may also be subject to limitation under Section 382 following the merger.